FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                        Form 20-F  X        Form 40-F
                                  ---                 ---

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                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                        Yes                  No X
                            ---                ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                       Yes                  No  X
                           ---                 ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes                  No  X
                           ---                  ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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ENDESA Finalizes the Transformation to Coal of the Group 3 of Fiume
Santo's Power Plant in Sardinia

    NEW YORK--(BUSINESS WIRE)--Sept. 15, 2003--ENDESA (NYSE: ELE):

    -- The project also includes the conversion of the group 4 of such power plant.

    -- As a coal plant the random unavailability rate will be reduced to 5% from the current 25% and will increase the capacity of both groups in 20 MW, from 640 to 660 MW.

    -- Moreover, the transformation of this groups will allow an approximately 20% decrease in the production variable .

    ENDESA's (NYSE: ELE) subsidiary Endesa Italia finalizes the transformation to coal of the group 3 of Fiume Santo power plant in Sardinia once the operative tests have been carried out during August implying the burning of more than 70,000 tons of coal.
    The project also provides for the transformation of the group 4 of this power plant from orimulsion to coal, which began in August 31st.
    The project was launched in October with a total budget of Euro
20.5 million in order to improve the efficiency of the plant and to reduce its environmental impact. This investment is included in ENDESA's 2002-2006 Strategic Plan.
    The project is being managed by a task force made up of Fiume Santo's staff, personnel from other Endesa Italia's plants and from its own engineering unit, as well as of port management specialists from ENDESA Generation.
    As a coal plant the random unavailability rate will be reduced to 5% from the current 25% and will increase the capacity of both groups in 20 MW, from 640 to 660 MW.
    Moreover, the transformation of this groups will allow an approximatelly 20% decrease in the production variable cost and a wider international coal market will permit the implementation of a diversified and competitive procurement strategy.
    From the environmental point of view, the particle emission has been reduced to 75% and the SO2 (sulfur dioxide) has been lowered to 50%, whereas the values of Nox (nitrogen oxides) remains at the same level.

    CONTACT: ENDESA
             David Raya, 212-750-7200
             North America Investor Relations Office
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENDESA, S.A.

Dated: September 15th, 2003   By: /s/ David Raya
                                 --------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations